MORGAN STANLEY & CO. LLC

1585 Broadway

New York, New York 10036

October 22, 2012

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention: Mr. John Grzeskiewicz

RE:	Stone Harbor Emerging Markets Total Income Fund
Registration Statement on Form N-2
File Nos. 811-22716 and 333-182200

Dear Mr. Grzeskiewicz:

Pursuant to Rule 461(a) of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of the several underwriters of the offering of the common shares of beneficial interest of Stone Harbor Emerging Markets Total Income Fund (the “Fund”), hereby joins in the request of the Fund for acceleration of the effective date of the above-named Registration Statement so that it becomes effective by 9:00 a.m., Eastern Time, on Thursday, October 25, 2012, or as soon as practicable thereafter.

Sincerely,

MORGAN STANLEY & CO. LLC

As Representative

By: MORGAN STANLEY & CO. LLC

By:	/s/ Jonathan Zimmerman
Name:	Jonathan Zimmerman
Title:	Vice President